UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)

SonomaWest Holdings, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

835637109
(CUSIP Number)

Walker Roberts Stapleton
President/Chief Executive Officer
SonomaWest Holdings, Inc.
4643 S. Ulster St., 8th Floor
Denver, CO 80237
United States of America
(720) 228-4131
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2008
Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 835637109	Schedule 13D	Page 2 of 15

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

1	NAMES OF REPORTING PERSONS Craig R. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 263,687
	8	SHARED VOTING POWER 322,565
	9	SOLE DISPOSITIVE POWER 263,687
	10	SHARED DISPOSITIVE POWER 322,565
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 586,252(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)
Includes 263,687 shares beneficially owned directly by Mr. Stapleton and 322,565 shares held by the other persons who are filing this joint Schedule 13D and with whom Mr. Stapleton shares voting and dispositive powers.

CUSIP No. 835637109	Schedule 13D	Page 3 of 15

1	NAMES OF REPORTING PERSONS Dorothy W. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 80,458
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 80,458
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,458
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 835637109	Schedule 13D	Page 4 of 15

1	NAMES OF REPORTING PERSONS Walker R. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF/00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 127,410
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 127,410
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,410
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 835637109	Schedule 13D	Page 5 of 15

1	NAMES OF REPORTING PERSONS Wendy S. Reyes, Trustee, Separate Property Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF/00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 98,298
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 98,298
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,298
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 835637109	Schedule 13D	Page 6 of 15

1	NAMES OF REPORTING PERSONS Benjamin F. Stapleton IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,766
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,766
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 835637109	Schedule 13D	Page 7 of 15

1	NAMES OF REPORTING PERSONS Trust FBO Benjamin F. Stapleton IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,033
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,033
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) 00

CUSIP No. 835637109	Schedule 13D	Page 8 of 15

1	NAMES OF REPORTING PERSONS Sarah F. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,766
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,766
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 835637109	Schedule 13D	Page 9 of 15

1	NAMES OF REPORTING PERSONS Trust FBO Sarah F. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,033
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,033
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) 00

CUSIP No. 835637109	Schedule 13D	Page 10 of 15

1	NAMES OF REPORTING PERSONS Trust FBO Katharine H. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 861
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 861
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) 00

CUSIP No. 835637109	Schedule 13D	Page 11 of 15

1	NAMES OF REPORTING PERSONS Katharine H. Stapleton, Custodian for Karina Stapleton, UGMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,868
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,868
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,868
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 835637109	Schedule 13D	Page 12 of 15

1	NAMES OF REPORTING PERSONS Charles T. Schulze
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,749
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,749
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,749
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 835637109	Schedule 13D	Page 13 of 15

1	NAMES OF REPORTING PERSONS Peter B. Schulze, Custodian for Isaiah Schulze, UGMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) X (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 323
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 323
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 323
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 835637109	Schedule 13D	Page 14 of 15

This Statement amends the Schedule 13D previously filed by the Filing Persons, as previously amended from time to time.

Item 2.                    Identity and Background

Item 2 of the Schedule 13D is amended as follows:

As described in Item 6 below, Stapleton Acquisition Company (“SAC”), and each of Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes have terminated their respective Contribution and Subscription Agreements.  Accordingly, SAC no longer has beneficial ownership of any shares of Common Stock of the Issuer and, therefore, is no longer a reporting person on this Schedule 13D.

Item 4.                    Purpose of Transaction

Item 4 of the Schedule 13D is amended as follows:

On November 6, 2008, Walker R. Stapleton, on behalf of SAC, sent to the Special Committee of the Board of Directors of the Issuer a letter stating that SAC has determined not to proceed with its proposed tender offer due to significant and continued uncertainties in the credit markets and real estate markets.  A copy of the letter is attached hereto as Exhibit 15, and a copy of the press release announcing that SAC has determined not to proceed with the proposed tender offer is attached hereto as Exhibit 15, each of which is incorporated herein by reference.

The Filing Persons will continue to hold their shares for investment purposes and will continue to evaluate their ownership of Common Stock.  Depending on market conditions and other factors that the Filing Persons may deem material to their investment decision, including the availability of other investment opportunities, each Filing Person may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions or dispose of all or a portion of the shares of Common Stock that such Filing Person now owns or may hereafter acquire.
.
Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended as follows:

As described in Item 2 above, SAC no longer has beneficial ownership of any shares of Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended as follows:

Pursuant to that certain letter agreement dated November 6, 2008, a copy of which is attached hereto as Exhibit 16 and incorporated herein by reference, each of Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes have agreed to terminate each of their respective Contribution and Subscription Agreements and, therefore, will not contribute to SAC all of his or her shares of Common Stock shares of SAC.

Item 7.                    Material to be Filed as Exhibits

Exhibit 14	Letter to the Special Committee of the Board of Directors of the Issuer, dated November 6, 2008

Exhibit 15	Press Release, dated November 6, 2008

Exhibit 16	Letter Agreement, dated November 6, 2008

CUSIP No. 835637109	Schedule 13D	Page 15 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 6, 2008

/s/ Walker R. Stapleton

Walker R. Stapleton, individually and as attorney-in-fact for the other Filing Persons

President and CEO
(Name/Title)

Exhibit 14

Contact:   Walker Roberts Stapleton   (720) 228-4131

Headline: Stapleton Acquisition Company Announces It Will Not Proceed With Proposed Tender Offer

DENVER, COLORADO, November 6, 2008 /PRNewswire/ -- Stapleton Acquisition Company (“SAC”), which owns a 45.5% stake in SonomaWest Holdings, Inc. (SWHI.PK) (the “Company”), announced today that in light of significant and continued uncertainties in the credit markets and real estate markets, it has determined not to proceed with its proposed tender offer to purchase for cash all of the outstanding shares of the Company’s common stock not owned by SAC at a purchase price of $9.30 per share in cash.  SAC has notified the Special Committee of the Company’s Board of Directors of its decision not to proceed with the proposed offer, which was immediately effective.

Exhibit 15

November 6, 2008

Special Committee of the Board of Directors
SonomaWest Holdings, Inc.
2064 Highway 116 North
Sebastopol, California

 Gentlemen:

I am writing to inform you that Stapleton Acquisition Company (“SAC”), has decided not to proceed with its proposed tender offer to purchase all of the outstanding shares of common stock of SonomaWest Holdings, Inc. (the “Company”) not owned by SAC at a purchase price of $9.30 per share in cash.  SAC’s decision is based on the significant and continued uncertainties in the credit markets and real estate markets.

Very truly yours,

/s/ Walker R. Stapleton

Exhibit 16

November 6, 2008

Stapleton Acquisition Company
4643 S. Ulster Street, 8th Floor
Denver, Colorado 80237
Attention: President

Re: Termination of Contribution and Subscription Agreements

Dear Sir:

On behalf of myself and each of Craig R. Stapleton, Dorothy W. Stapleton, and Wendy S. Reyes, I acknowledge that certain Contribution and Subscription Agreement (the “Agreement”) dated September 16, 2008, by and between each of Craig R. Stapleton, Dorothy W. Stapleton, Wendy S. Reyes and myself and Stapleton Acquisition Company (“SAC”).  Each of the foregoing individuals have agreed to terminate his or her respective Agreement with SAC.  In order to memorialize such termination, SAC and I enter into this letter agreement and agree as follows:

1.           Effective immediately, the Agreements between SAC and each of Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes is hereby terminated in their entirety and shall be of no further force and effect.

2.           This letter agreement constitutes the entire agreement among the parties with respect to the subject matter of this letter agreement.

3.           This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

4.           This Agreement may be executed in counterparts, both of which when taken together shall be deemed one original.

If this letter agreement accurately reflects our agreement, please execute where indicated below.

Sincerely,

/s/ Walker R. Stapleton

AGREED AND ACKNOWLEDGED

STAPLETON ACQUISITION COMPANY

By: /s/ Walker R. Stapleton
      Walker R. Stapleton
       Its President

Dated: November 6, 2008